Dodge & Cox  /  Investment Managers  /  San Francisco
U.S. Individual
Disability
6%
U.S. LT Care &
Vol. Benefits
11%
U.K. Business
11%
Colonial
(workplace
marketing)
11%
U.S. Group
Disability
30%
U.S. Group Life
18%
Closed Block &
Other
13%
Unum Group (UNM)
Investment Thesis
Industry Leader
UNM has maintained strong positions in the individual and group disability markets.
Aligned with Management
Balance sheet strength and robust liquidity remain management priorities. Led by strong statutory earnings, aggregate risk-
based capital (“RBC”) has improved from 210% in 2002 to 300% at the end of 2006, while holding company cash has increased from essentially zero to $445 million over that period.
Downside Protection
We estimate that UNM’s Colonial Life subsidiary could be sold for more than $1 billion, if necessary.
Risks
Industry Risks
Disability insurers are exposed to interest rate risk, competitive pricing, and adverse selection.
Claims Reassessment
UNM settled regulatory reviews into its claims management process in 2005. The settlement requires that the company reassess several years of historical claims, an uncertain process that could generate additional reserve charges.
Financial Strength
We believe that S&P/Moody’s downgrades have affected UNM’s business. A decline below the current “A-” A.M. Best financial strength rating would further hinder UNM’s standing in the marketplace. Management has recently announced a
$700 million share repurchase authorization, to be executed in the context of certain leverage, liquidity, and RBC metrics.
as of November 2007
Company Profile
Portfolio Holding
Scale – UNM is the largest provider of group
and individual disability insurance in North
America and the United Kingdom. The
company also provides long-term care and life
insurance, group benefits and related services.
Market Leadership – UNM has strong
positions in its primary markets:
• #1 Group Income Protection
• #1 Individual Income Protection
• #3 Group Life
• #3 Group Long-Term Care
• #2 Voluntary Benefits (Colonial)
• #1 UK Group Income Protection &
Critical Illness, #2 UK Group Life
2006 Premium Income
($7.9 billion)
Current Holding:  1.1% as of (date)
Description:       7.625% due 3/1/11 (+000bps)
7.250% due 3/15/28 (+000bps)
Ratings: Ba1/BB+/BBB-
(Moody’s/S&P/Fitch)
Summary Credit Statistics & Forecast
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of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information
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securities discussed have been or will be profitable. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Client’s name
(millions) 2006 2007E 2008E 2011E
Total Debt 2,660 $     2,463 $     2,463 $     2,463 $
Total Equity 7,719 7,688 8,170 9,791
(Total Debt)/Capital 26% 24% 23% 20%
Combined Ratio (CR)* 127% 120% 118% 116%
(EBT+FC)/FC 3.2x 6.8x 8.1x 9.1x
* CR = (Claims + Expenses)/Premium